Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2011 First Quarter Results

For immediate release, Thursday, May 26, 2011, Calgary, Alberta, Canada

Record earnings as margins increase

First Quarter 2011 Results

In the first quarter of 2011, NOVA Chemicals generated a profit of $163 million as compared to a profit of $96 million for the first quarter of 2010.

The Olefins/Polyolefins business unit generated $282 million of operating profit in the first quarter of 2011 versus an operating profit of $185 million during the first quarter of 2010.  The quarter-over-quarter improvement was due to higher sales volumes in the olefins segments and selling prices that increased more than feedstock costs in the Olefins/Polyolefins business.

The Performance Styrenics segment reported an operating profit from continuing operations of $3 million in the first quarter of 2011 versus operating profit from continuing operations of $1 million in the first quarter of 2010.  This quarter-over-quarter improvement was due to higher sales volumes and lower fixed costs.

Highlights

In the first quarter of 2011, we executed several agreements for additional sources of feedstock supply for our Joffre complex.  These additional supplies together with existing sources should provide sufficient ethane for us to move towards full utilization of our Joffre based polyethylene assets by 2013.  As these sources reach their full potential, we expect to be able to implement plans to increase polyethylene production beyond today’s nameplate capacity.

In support of our project to procure, transport and utilize Marcellus Shale Basin ethane as the primary feedstock for our Corunna flexi-cracker, we signed two ethane supply memorandums of understanding.  These supply sources should ensure that there is sufficient ethane together with other NGL sources available to upgrade the feedstock flexibility of the Corunna cracker by the end of 2013 to utilize up to 100% NGL feeds.  In addition to finalizing definitive purchase and sale agreements and customary reviews and approvals, the ethane supply arrangements are subject to us finalizing a pipeline transportation agreement to transport Marcellus Shale Basin ethane to Sarnia, Ontario.

On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to an affiliate of INEOS Group Ltd.

Basis of Presentation

We adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011 and have published our first unaudited interim consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011.  The March 31, 2011, unaudited interim consolidated financial statements include IFRS comparative data and reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS for the quarter ended March 31, 2010 and an opening statement of financial position on our date of transition to IFRS (January 1, 2010).

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our unaudited interim consolidated financial statements, as at and for the period ended March 31, 2011, which have been prepared using IFRS, and the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, which were prepared using Canadian GAAP.  Prior periods have been restated for discontinued operations.

	Three Months Ended Mar. 31,
(millions of U.S. dollars)	2011	2010
Revenue	$1,299	$1,090
Operating profit from the businesses from continuing operations	$285	$186
Corporate costs from continuing operations	$(23)	$(46)
Operating profit from continuing operations	$262	$140

Profit for the period	$163	$96

NOVA Chemicals’ 2011 first quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, May 26, 2011 at 11:30 a.m. ET (9:30 a.m. MT).  The dial-in number for this call is (416) 406-6419 (Passcode 4101071) and the replay number is (905) 694-9451 (Passcode 4101071).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Media inquiries, please contact: Wendy Lomicka Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz Tel: 412.490.4952 E-mail: markowp@novachem.com is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information with respect to NOVA Chemicals.  Specific forward-looking information contained in this news release includes, among others, statements regarding:  our expectation that additional feedstock supplies together with existing sources should provide sufficient ethane for us to move towards full utilization of our Joffre based polyethylene assets by 2013; our expectation that as these feedstock sources reach their full potential, we should be able to implement plans to increase polyethylene production beyond today’s nameplate capacity; and our beliefs and expectations concerning our project to procure, transport and utilize Marcellus Shale Basin ethane as the primary feedstock for our Corunna flexi-cracker, including our beliefs regarding our ethane supply memorandums of understanding with feedstock producers and our expectation that these supply sources should ensure that there is sufficient ethane together with other NGL sources available to upgrade the feedstock flexibility of the Corunna cracker by the end of 2013 to utilize up to 100% NGL feeds.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.